                                                                                                EXHIBIT 99.1
For immediate release
April 29, 2008                                                                                     (publié également en français)

Petro-Canada’s Diversified Portfolio Continues to Deliver Strong First Quarter Results

Highlights

•	Reliable operations at all major facilities and strong production of 427,000 barrels of oil equivalent per day (boe/d)
•	Edmonton refinery conversion project 79% complete and on track for startup in the fourth quarter of 2008
•	All seven major growth projects advanced

Calgary – Petro-Canada announced today first quarter operating earnings of $899 million ($1.86/share), compared with $580 million ($1.17/share) in the first quarter of 2007. First quarter 2008 cash flow from operating activities before changes in non-cash working capital was $1,852 million ($3.83/share), compared with $1,166 million ($2.35/share) in the same quarter of last year.

Net earnings were $1,076 million ($2.22/share) in the first quarter of 2008, compared with $590 million ($1.19/share) in the same period of 2007.

“We’re off to a good start for the year, with excellent first quarter earnings,” said Ron Brenneman, president and chief executive officer. “For the remainder of the year, we remain focused on our 2008 priorities – to deliver production within our guidance range through strong, safe and reliable operations, and to advance growth through our seven major projects.”

First Quarter Results

	Three months ended March 31,
(millions of Canadian dollars, except per share and share amounts)	2008	2007
Consolidated Results
Operating earnings [1]	$899	$580
– $/share	1.86	1.17
Net earnings	1,076	590
– $/share	2.22	1.19
Cash flow from operating activities before changes in non-cash working capital [2]	1,852	1,166
– $/share	3.83	2.35
Operating return on capital employed (%)
Upstream	28.1	21.4
Downstream [3]	7.9	12.2
Total Company [3]	18.7	16.3
Dividends – $/share	0.13	0.13
Share buyback program	–	87
– millions of shares	–	2.0
Capital expenditures	$1,016	$733
Weighted-average common shares outstanding (millions of shares)	484.0	497.0
Total production net before royalties (thousands of barrels of oil equivalent/day – Mboe/d) [4]	427	405

1
Operating earnings are used by the Company to evaluate operating performance (which represent net earnings, excluding gains or losses on foreign currency translation of long-term debt and on sale of assets, excluding the change in fair value of the Buzzard derivative contracts (applies to 2007 and prior only), including the Downstream estimated current cost of supply adjustment and excluding mark-to-market valuations of stock-based compensation, income tax adjustments, asset impairment and insurance proceeds - see page 2 NON-GAAP MEASURES).

2	From operating activities before changes in non-cash working capital (see page 2 NON-GAAP MEASURES).
3	In 2008, Downstream and Total Company operating return on capital employed includes the Downstream estimated current cost of supply adjustment.
4	Total production included natural gas converted at six thousand cubic feet (Mcf) of natural gas for one barrel (bbl) of oil.

PETRO-CANADA

NON-GAAP MEASURES

Cash flow and cash flow from operating activities before changes in non-cash working capital are commonly used in the oil and gas industry and by Petro-Canada to assist management and investors in analyzing operating performance, leverage and liquidity. In addition, the Company’s capital budget was prepared using anticipated cash flow from operating activities before changes in non-cash working capital, as the timing of collecting receivables or making payments is not considered relevant for capital budgeting purposes. Operating earnings represent net earnings, excluding gains or losses on foreign currency translation of long-term debt and sale of assets, excluding the change in fair value of derivative contracts associated with the Buzzard acquisition (applies to 2007 and prior only), including the Downstream estimated current cost of supply adjustment and excluding mark-to-market valuations of stock-based compensation, income tax adjustments, asset impairment charges, and insurance proceeds and surcharges. Operating earnings are used by the Company to evaluate operating performance. Cash flow, cash flow from operating activities before changes in non-cash working capital and operating earnings do not have standardized meanings prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. For a reconciliation of cash flow and cash flow from operating activities before changes in non-cash working capital to the associated GAAP measures, refer to the table on page 4. For a reconciliation of operating earnings to the associated GAAP measures, refer to the table below.

On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (CICA) Section 3031, Inventories, and now assigns costs for its crude oil and refined petroleum products inventories on a “first-in, first-out” (FIFO) basis whereas, previously, these costs were assigned on a “last-in, first-out” (LIFO) basis. To facilitate a better understanding of the Company’s Downstream performance, operating earnings for 2008 onward are being presented on an estimated current cost of supplies basis, which is a non-GAAP measure. On this basis, cost of sales is determined by estimating the current cost of supplies for all volumes sold in the period after making allowance for the estimated tax effect, instead of using a FIFO basis for valuing inventories. Operating earnings calculated on this basis do not represent the application of a LIFO basis of valuing inventories, used prior to 2008, and, therefore, the Downstream estimated current cost of supply adjustment does not have comparatives.

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2008	($/share)	2007	($/share)
Net earnings	$1,076	$2.22	$590	$1.19
Foreign currency translation gain (loss) on long-term debt [1]	(48)		16
Change in fair value of Buzzard derivative contracts [2]	–		(60)
Gain on sale of assets	3		41
Downstream estimated current cost of supply adjustment	123		–
Mark-to-market valuation of stock-based compensation	68		8
Income tax adjustments	26		–
Asset impairment charge [3]	(24)		–
Insurance proceeds net of surcharges	29		5
Operating earnings	$899	$1.86	$580	$1.17

1
Foreign currency translation reflected gains or losses on United States (U.S.) dollar-denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.

2	During the fourth quarter of 2007, the Company entered into derivative contracts to close out the hedged portion of its Buzzard production from January 1, 2008 to December 31, 2010.
3
In the first quarter of 2008, the North American Natural Gas business unit recorded a depreciation, depletion and amortization (DD&A) charge of $35 million before-tax ($24 million after-tax) for accumulated project development costs relating to the proposed liquefied natural gas (LNG) regasification facility at Gros-Cacouna, Quebec, which has been postponed due to global LNG business conditions.

PETRO-CANADA

Earnings Variances

Q1/08 VERSUS Q1/07 FACTOR ANALYSIS

Operating Earnings
(millions of Canadian dollars, after-tax)

Operating earnings increased to $899 million ($1.86/share) in the first quarter of 2008, compared with $580 million ($1.17/share) in the first quarter of 2007. Results reflected the positive impact of higher realized upstream prices ($353 million), increased upstream production[1] ($71 million), lower other expenses[2] ($23 million), and lower DD&A and exploration expenses ($7 million). The results were partially offset by lower Downstream margins[3] ($(87) million) and higher operating, general and administrative (G&A) expenses ($(48) million).

1	Upstream volumes included the portion of DD&A expense associated with changes in upstream production levels.
2	Other mainly included interest expense, foreign exchange, changes in effective tax rates and upstream inventory movements.
3	Downstream margin included the estimated current cost of supply adjustment.

Operating Earnings by Segment
(millions of Canadian dollars, after-tax)

Operating earnings on a segmented basis increased 55% to $899 million in the first quarter of 2008, compared with $580 million in the first quarter of 2007. The increase in first quarter operating earnings reflected higher International ($272 million), East Coast Canada ($88 million), Oil Sands ($67 million), and North American Natural Gas ($24 million) operating earnings. The results were partially offset by lower Downstream operating earnings ($(125) million) and higher Shared Services costs ($(7) million).

Net earnings in the first quarter of 2008 were $1,076 million ($2.22/share), compared with $590 million ($1.19/share) during the same period in 2007. Net earnings in the first quarter of 2008 were higher than in the first quarter of 2007 due to higher operating earnings combined with the benefit associated with settling the Buzzard derivative contracts in the fourth quarter of 2007, partially offset by losses on foreign currency translation of long-term debt and lower gains on asset sales.

PETRO-CANADA

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007
Cash flow from operating activities	$1,435	$1,166
Increase in non-cash working capital related to operating activities	417	–
Cash flow from operating activities before changes in non-cash working capital	$1,852	$1,166

During the first quarter of 2008, cash flow from operating activities before changes in non-cash working capital was $1,852 million ($3.83/share), up from $1,166 million ($2.35/share) in the same quarter of 2007. The increase in cash flow from operating activities before changes in non-cash working capital reflected higher operating earnings.

Operating Highlights

First quarter production averaged 427,000 boe/d net to Petro-Canada in 2008, up from 405,000 boe/d net in the same quarter of 2007. Higher volumes reflected increased International production, partially offset by lower East Coast Canada and Oil Sands production and declining production in the North American Natural Gas business.

The Downstream delivered reliable operations and increased higher value retail and lubricants sales volumes in the first quarter of 2008.

	Three months ended March 31,
	2008	2007
Upstream – Consolidated
Production before royalties
Crude oil and natural gas liquids (NGL) production net (thousands of barrels/day – Mb/d)	308	280
Natural gas production net, excluding injectants (millions of cubic feet/day – MMcf/d)	712	748
Total production net (Mboe/d) [1]	427	405
Average realized prices
Crude oil and NGL ($/barrel – $/bbl)	93.38	62.98
Natural gas ($/thousand cubic feet – $/Mcf)	7.59	7.32
Downstream
Petroleum product sales (thousands of cubic metres/day – m3/d)	52.2	53.0
Average refinery utilization (%)	101	96
Downstream operating earnings after-tax (cents/litre) [2]	1.2	3.8

1	Total production included natural gas converted at six Mcf of natural gas for one bbl of oil.
2	In 2008, Downstream operating earnings after-tax includes the Downstream estimated current cost of supply adjustment.

PETRO-CANADA

BUSINESS STRATEGY

Petro-Canada's strategy is to create shareholder value by delivering long-term, profitable growth and improving the profitability of the base business.

Petro-Canada’s capital program supports bringing on seven major projects over the next several years. For the remainder of 2008, the Company expects to complete the project to convert the Edmonton refinery to process lower cost, oil sands-based feedstock and to make final investment decisions (FID) on the Fort Hills mine and upgrader and Montreal coker projects. These projects are expected to add significant earnings and cash flow.

Petro-Canada continually works to strengthen its base business by improving the safety, reliability and efficiency of its operations and is focused on delivering upstream production in line with guidance.

Outlook

Operational Updates

•	Commence planned spring turnaround activities in Western Canada
•	Terra Nova to commence its planned 16-day maintenance turnaround in mid-June 2008
•	MacKay River to begin its planned, major two-week turnaround in early May 2008
•	Syncrude 45-day Coker 8-1 planned maintenance turnaround began in April 2008

Major Project Milestones

•
Edmonton refinery conversion project construction 79% complete at the end of the first quarter and on track for startup in the fourth quarter of 2008 following an extensive turnaround at the refinery starting in August 2008

•	Montreal coker investment decision expected in the second quarter of 2008, subject to resolution of the labour dispute
•	North Amethyst portion of the White Rose Extensions received regulatory and government approval to proceed in April 2008
•
Syria gas development front-end engineering and design (FEED) completed, FID made, the lump sum engineering, procurement and construction (EPC) contract awarded for the gas processing plant and gathering facilities, and the first well spudded in the first quarter of 2008. Contracts for long-lead items are currently being awarded and detailed engineering work has commenced. First natural gas is expected in 2010.

•	Libya – heads of agreement signed for six new Exploration Production Sharing Agreements (EPSA) IV agreements, with final government ratification anticipated in the second quarter of 2008
•	MacKay River expansion project received regulatory approval in the first quarter of 2008. The project continues with design refinement and the FID is expected in the first quarter of 2009
•	Fort Hills project FEED on track for completion mid-2008, with the upgrader regulatory hearing scheduled to commence in June and FID planned for the fourth quarter of 2008

PETRO-CANADA

BUSINESS UNIT RESULTS

UPSTREAM

North American Natural Gas

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007
Net earnings	$74	$112
Gain on sale of assets	2	40
Asset impairment charge [1]	(24)	–
Operating earnings	$96	$72
Cash flow from operating activities before changes in non-cash working capital	$264	$197

1
In the first quarter of 2008, the North American Natural Gas business unit recorded a DD&A charge of $35 million before-tax ($24 million after-tax) for accumulated project development costs relating to the proposed LNG regasification facility at Gros-Cacouna, Quebec, which has been postponed due to global LNG business conditions.

In the first quarter of 2008, North American Natural Gas contributed $96 million of operating earnings, compared with $72 million in the first quarter of 2007. Higher realized prices and lower exploration expenses were partially offset by lower volumes and higher DD&A expense.

Net earnings in the first quarter of 2008 included a DD&A charge of $24 million after-tax for accumulated project development costs relating to the proposed LNG regasification facility at Gros-Cacouna, Quebec, which has been postponed due to global LNG business conditions. Net earnings in the first quarter of 2007 included a $40 million gain on the sale of the Brazeau and West Pembina assets.

North American Natural Gas production averaged 665 MMcfe/d in the first quarter of 2008, compared with 679 MMcfe/d in the same quarter of 2007. Lower production reflected anticipated natural declines in Western Canada. This was partially offset by higher natural gas production in the U.S. Rockies.

Oil Sands

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007
Net earnings [1]	$112	$43
Income tax adjustments	2	–
Operating earnings	$110	$43
Cash flow from operating activities before changes in non-cash working capital	$168	$115

1
Oil Sands bitumen inventory movements increased net earnings by $3 million before-tax ($2 million after-tax) for the three months ended March 31, 2008. The same factor increased net earnings by $3 million before-tax ($2 million after-tax) for the three months ended March 31, 2007.

Oil Sands delivered operating earnings of $110 million in the first quarter of 2008, up from $43 million in the first quarter of 2007. Higher realized prices and lower exploration and DD&A expenses were partially offset by lower volumes and higher operating costs. Higher operating costs reflected the cold weather freeze-ups at Syncrude and cleaning of the high temperature separator (HTS) at MacKay River.

Oil Sands production averaged 55,500 b/d in the first quarter of 2008, compared with 59,700 b/d in the first quarter of 2007. Lower Syncrude production reflected slowdowns due to severe winter weather and lower MacKay River volumes were due to preventive maintenance and repairs to process equipment.

PETRO-CANADA

International & Offshore

East Coast Canada

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007
Net earnings [1]	$375	$256
Terra Nova insurance proceeds	29	–
Income tax adjustments	2	–
Operating earnings	$344	$256
Cash flow from operating activities before changes in non-cash working capital	$466	$357

1
East Coast Canada crude oil inventory movements decreased net earnings by $6 million before-tax ($4 million after-tax) for the three months ended March 31, 2008. The same factor increased net earnings by $23 million before-tax ($16 million after-tax) for the three months ended March 31, 2007.

In the first quarter of 2008, East Coast Canada contributed $344 million of operating earnings, up from $256 million in the first quarter of 2007. Higher realized prices, increased volumes at Hibernia and lower operating, DD&A and exploration expenses were partially offset by lower production at White Rose and Terra Nova and higher royalty payments.

Net earnings in the first quarter of 2008 included $29 million in insurance proceeds related to Terra Nova.

East Coast Canada production averaged 92,100 b/d in the first quarter of 2008, compared with 97,300 b/d in the same period in 2007. White Rose volumes were lower due to the advancement of the planned maintenance turnaround from the third quarter of 2008 into the first quarter of 2008 and Terra Nova’s production was down slightly. Partially offsetting these factors was higher Hibernia production due to the positive impact of well workovers and strong reliability. Hibernia production in the first quarter of 2007 reflected the impact of a maintenance turnaround.

International

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007
Net earnings [1]	$336	$9
Change in fair value of Buzzard derivative contracts [2]	–	(60)
Scott insurance proceeds	–	5
Operating earnings	$336	$64
Cash flow from operating activities before changes in non-cash working capital	$556	$222

1
International crude oil inventory movements increased net earnings by $34 million before-tax ($25 million after-tax) for the three months ended March 31, 2008. The same factor decreased net earnings by $45 million before-tax ($28 million after-tax) for the three months ended March 31, 2007.

2	During the fourth quarter of 2007, the Company entered into derivative contracts to close out the hedged portion of its Buzzard production from January 1, 2008 to December 31, 2010.

International contributed $336 million of operating earnings in the first quarter of 2008, up from $64 million recorded in the first quarter of 2007. Higher realized prices, increased production volumes and lower operating expenses were partially offset by increased exploration and DD&A expenses. Operating expenses in the first quarter of 2007 included one-time costs for a well workover in the North Sea. Higher exploration expenses were due to partial well write-offs in Trinidad and Tobago and unsuccessful wells drilled in the United Kingdom (U.K.) sector of the North Sea. Increased DD&A expense related primarily to increased production from the North Sea.

Net earnings in the first quarter of 2007 included an unrealized loss on the Buzzard derivative contracts of $60 million and $5 million in insurance proceeds.

International production averaged 168,200 boe/d in the first quarter of 2008, compared with 134,800 boe/d in the first quarter of 2007. Increased production primarily reflected the ramp up of production from Buzzard partially offset by anticipated natural declines in the North Sea.

PETRO-CANADA

Exploration Update

In the first quarter of 2008, Petro-Canada and its partners finished operations on seven of the up to 17 wells planned for the year. Two of the wells (Gubik-3 in the Alaska Foothills and Sancoche on Block 22 offshore Trinidad and Tobago) were completed as natural gas discoveries. The Company and its partners will complete further appraisal work before considering development options. Offshore Trinidad and Tobago, the Cassra-2 appraisal well confirmed Contingent resources in the range of 0.6 trillion cubic feet (Tcf) to 1.3 Tcf in the Cassra-1 discovery. Drilling of the Chandler-1 well in the Alaska Foothills has been suspended, as planned, for re-entry next season, the Maria well in the U.K. sector of the North Sea was a non-commercial discovery and two wells (Kwijika in the Northwest Territories and Gemini in the U.K. sector of the North Sea) were dry and abandoned.

DOWNSTREAM

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007
Net earnings	$184	$184
Gain on sale of assets	1	1
Downstream estimated current cost of supply adjustment [1]	123	–
Income tax adjustments	2	–
Operating earnings	$58	$183
Cash flow from operating activities before changes in non-cash working capital	$308	$282

1
On January 1, 2008, the Company adopted CICA Section 3031, Inventories, and now assigns costs for its crude oil and refined petroleum products inventories on a FIFO basis whereas, previously, these costs were assigned on a LIFO basis. To facilitate a better understanding of the Company’s Downstream performance, operating earnings for 2008 onward are being presented on an estimated current cost of supplies basis, which is a non-GAAP measure (see page 2 NON-GAAP MEASURES). On this basis, cost of sales is determined by estimating the current cost of supplies for all volumes sold in the period after making allowance for the estimated tax effect, instead of using a FIFO basis for valuing inventories. Operating earnings calculated on this basis do not represent the application of a LIFO basis of valuing inventories, used prior to 2008, and, therefore, the Downstream estimated current cost of supply adjustment does not have comparatives.

In the first quarter of 2008, the Downstream business contributed $58 million of operating earnings, down from $183 million in the same quarter of 2007, reflecting lower Refining and Supply operating earnings.

Refining and Supply contributed first quarter 2008 operating earnings of $9 million, down significantly compared with $134 million in the same quarter of 2007. Results reflected lower gasoline cracking margins, lower realized refining margins for lubricants, petrochemical and asphalt products, negative foreign exchange impacts on cracking margins and increased operating costs. This was partially offset by improved refinery yields and higher distillate cracking margins. Higher operating costs in the first quarter of 2008, compared with the prior year, included higher planned shutdown and maintenance costs as a result of advancing part of the planned Montreal refinery turnaround into the first quarter of 2008, the addition of environmental costs for the Quebec green levy and one-time items.

Marketing contributed first quarter 2008 operating earnings of $49 million, compared with $49 million in the same quarter of 2007. In the first quarter of 2008, Marketing results reflected higher fuel margins and increased sales volumes offset by higher operating costs.

CORPORATE

Shared Services and Eliminations	Three months ended March 31,
(millions of Canadian dollars)	2008	2007
Net loss	$(5)	$(14)
Foreign currency translation gain (loss) on long-term debt	(48)	16
Stock-based compensation recovery [1]	68	8
Income tax adjustments	20	–
Operating loss	$(45)	$(38)
Cash flow from (used in) operating activities before changes in non-cash working capital	$90	$(7)

1	Reflected the change in the mark-to-market valuation of stock-based compensation.

Shared Services and Eliminations recorded an operating loss of $45 million in the first quarter of 2008, compared with a loss of $38 million for the same period in 2007.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

The full text of Petro-Canada's first quarter release, including Management’s Discussion and Analysis (MD&A), can be accessed on Petro-Canada's website at http://www.petro-canada.ca/en/investors/845.aspx and will be available through SEDAR at http://www.sedar.com.

Petro-Canada will hold a conference call to discuss these results with investors on Tuesday, April 29, 2008 at 9:00 a.m. eastern daylight time (EDT). To participate, please call 1-866-898-9626 (toll-free in North America), 00-800-8989-6323 (toll-free internationally), or 416-340-2216 at 8:55 a.m. EDT. Media are invited to listen to the call by dialing 1-866-540-8136 (toll-free in North America) or 416-340-8010. Media are invited to ask questions at the end of the call. A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/en/investors/845.aspx on April 29, 2008 at 9:00 a.m. EDT. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by dialing 1-800-408-3053 (toll-free in North America) or 416-695-5800 (pass code number 3255820#). Approximately one hour after the call, a recording will be available on Petro-Canada’s website.

LEGAL NOTICE – FORWARD-LOOKING INFORMATION

This news release contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other terms that suggest future outcomes or references to outlooks. Listed below are examples of references to forward-looking information:

• business strategies and goals
• future investment decisions
• outlook (including operational updates and strategic milestones)
• future capital, exploration and other expenditures
• future cash flows
• future resource purchases and sales
• construction and repair activities
• turnarounds at refineries and other facilities
• anticipated refining margins
• future oil and natural gas production levels and the sources of their growth
• project development, and expansion schedules and results
• future exploration activities and results, and dates by which certain areas may be developed or come on-stream

• retail throughputs
• pre-production and operating costs
• reserves and resources estimates
• royalties and taxes payable
• production life-of-field estimates
• natural gas export capacity
• future financing and capital activities (including purchases of Petro-Canada common shares under the Company's normal course issuer bid (NCIB) program)
• contingent liabilities (including potential exposure to losses related to retail licensee agreements)
• environmental matters
• future regulatory approvals
• expected rates of return

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

• industry capacity
• imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves
• the effects of weather and climate conditions
• the results of exploration and development drilling, and related activities
• the ability of suppliers to meet commitments
• decisions or approvals from administrative tribunals
• risks associated with domestic and international oil and natural gas operations
• general economic, market and business conditions

• competitive action by other companies
• fluctuations in oil and natural gas prices
• refining and marketing margins
• the ability to produce and transport crude oil and natural gas to markets
• fluctuations in interest rates and foreign currency exchange rates
• actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
• changes in environmental and other regulations
• international political events
• nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the U.S. Securities and Exchange Commission (SEC).

Readers are cautioned that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this news release is made as of April 29, 2008 and, except as required by applicable law, will not be publicly updated or revised. This cautionary statement expressly qualifies the forward-looking information in this news release.

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider Petro-Canada’s reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows Petro-Canada to make disclosure in accordance with SEC standards where noted in this news release. This exemption allows comparisons with U.S. and other international issuers.

As a result, Petro-Canada formally discloses its proved reserves data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. The use of the terms such as "probable," "possible," ”resources” and “life-of-field production” in this news release does not meet the SEC guidelines for SEC filings. To disclose reserves in SEC filings, oil and natural gas companies must prove they are economically and legally producible under existing economic and operating conditions. Note that when the term barrels of oil equivalent (boe) is used in this news release, it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

The table below describes the industry definitions that Petro-Canada currently uses:

Definitions Petro-Canada uses	Reference
Proved oil and natural gas reserves (includes both proved developed and proved undeveloped)	SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board (FASB) Statement No. 69) SEC Guide 7 for Oilsands Mining
Unproved reserves, probable and possible reserves
Canadian Securities Administrators: Canadian Oil and Gas Evaluation (COGE) Handbook, Vol. 1 Section 5 prepared by the Society of Petroleum Evaluation Engineers (SPEE) and the Canadian Institute of Mining Metallurgy and Petroleum (CIM)

Contingent and Prospective Resources
Petroleum Resources Management System: Society of Petroleum Engineers, SPEE, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved March 2007)

Canadian Securities Administrators: COGE Handbook Vol. 1 Section 5

Although the Society of Petroleum Engineers resource classification has categories of 1C, 2C, 3C for Contingent Resources, and low, best and high estimates for Prospective Resources, Petro-Canada will only refer to the 2C for Contingent Resources and the risked (an assessment of the probability of discovering the resources) best estimate for Prospective Resources when referencing resources in this news release. Canadian Oil Sands represents approximately 71% of Petro-Canada’s total for Contingent and Prospective Resources. The balance of Petro-Canada’s resources is spread out across the business, most notably in the North American frontier and International areas. Also, when Petro-Canada references resources for the Company, Contingent Resources are approximately 53% and risked Prospective Resources are approximately 47% of the Company’s total resources.

Cautionary statement: In the case of discovered resources or a subcategory of discovered resources other than reserves, there is no certainty that it will be commercially viable to produce any portion of the resources. In the case of undiscovered resources or a subcategory of undiscovered resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

For movement of resources to reserves categories, all projects must have an economic depletion plan and may require

•	additional delineation drilling and/or new technology for oil sands mining, in situ and conventional Contingent and risked Prospective Resources prior to project sanction and regulatory approvals; and
•	exploration success with respect to conventional risked Prospective Resources prior to project sanction and regulatory approvals.

Reserves and resources information contained in this news release is as at December 31, 2007.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Ken Hall Investor Relations 403-296-7859 e-mail: investor@petro-canada.ca	Andrea Ranson Corporate Communications 403-296-4610 e-mail: corpcomm@petro-canada.ca

Lisa McMahon Investor Relations 403-296-3764 e-mail: investor@petro-canada.ca

www.petro-canada.ca